September 25, 2020

VIA EDGAR and E-mail

Jaea F. Hahn Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaware Life Variable Account F File Nos. 333-238865 and 811-05846

Dear Ms. Hahn:

We received the written comments dated July 30, 2020 (“Staff Comments”) with respect to the Registrant’s initial registration statement on Form N-4 (“Filing”). This letter and the attached copy of the Prospectus and Statement of Additional Information (marked to show changes), filed via EDGAR, will respond to the Staff Comments and provide revised disclosure to the Filing.

Capitalized terms in this letter have the same meaning as the defined terms in the Filing.

Before we begin responding to the Staff Comments, we would invite your attention to certain additional revisions to the Filing related to changes in the product specifications for the GLWB, the GMAB, the HAV Death Benefit and the ROP Death Benefit. These changes include the following:

•	adding the Fixed Account as an available investment option under the HAV Death Benefit and ROP Death Benefit riders;
•	applying the optional benefit rider charges to partial withdrawals, not just surrenders, if an Owner elects a GLWB, a GMAB, and/or the HAV Death Benefit or the ROP Death Benefit; and
•

on and after the first Contract Anniversary and the Income Start Date, the Owner may now withdraw the higher of the AWA and the RMD Amount (known as the Protected RMD Amount) without decreasing the Withdrawal Benefit Base.

General

Comment No. 1: Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the Contract or whether the Company will be solely responsible for payment of Contract benefits.

Response No. 1: The Company will be solely responsible for the payment of Contract benefits.

Comment No. 2: Please identify all of the Funds underlying the variable subaccounts in which an Owner may invest, particularly in light of the fact that some may be Designated Investment Options.

Response No. 2: We have have compiled a complete list of the Subaccounts and the Designated Investment Options. See marked pages 1-2, 24-25, and 42.

Comment No. 3: Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

Response No. 3: We have not included the Condensed Financial Statements, the audited Financial Statements for the period ended December 31, 2019 for Delaware Life and Separate Account F, and any missing exhibits, including the auditors’ consent. We will include this missing information in the future Pre-Effective Amendment No. 1 to the Registration Statement.

Prospectus Cover Page

Comment No. 4: In footnote 1 to the list of underlying funds, please clarify why the MFS Conservative Allocation Portfolio, MFS Growth Allocation Portfolio, and MFS Moderate Allocation Portfolio have stable net asset values and/or explain the relevance of the footnote since a stable net asset value is usually a feature of a money market fund. Please also discuss these funds in greater detail in “Variable Account Options: The Funds.”

Response No. 4: We apologize for the placement of the footnote. It should only apply to the MFS U.S. Government Money Market Fund. We will make this clear in footnote. See marked pages 24-25.

Special Terms, page 6-11

Comment No. 5: For the definition of “GLWB,” please add that it is “an optional guaranteed living withdrawal benefit.”

Response No. 5: We have added wording to the definition of the GLWB. See marked page 7.

Comment No. 6: Please provide definitions for “HAV” and “ROP.”

Response No.6: We have provided the definitions for HAV and for ROP. See marked pages 9 and 11.

Product Highlights, pages 12-16

The Fixed Account Options, pages 12-13

Comment No. 7. Please disclose how and when the Company will notify Contract Owners that Fixed Account Options are available for investment.

Response No. 7: We intend to notify Owners that a Guarantee Period of the Fixed Account is available by disclosure in the Prospectus. This disclosure regarding the Fixed Account will be updated on an annual basis by May 1 and the updating prospectus will be mailed to the Owners. If the Fixed Account becomes unavailable before May 1, we will supplement the Prospectus and mail a copy of the Supplement to the Owners. We have added the following disclosure: “We are currently offering a one-year Guarantee Period.” See marked page 13.

Comment No. 8. The first sentence of the first full paragraph on page 13 states that Contract Owners who select a GLWB or GMAB may only select a Fixed Account Option if they participate in the DCA. Please briefly describe what participation in the DCA entails.

Response No. 8: We have added the following sentence: “The DCA Program automatically transfers a fractional amount of your Purchase Payment, plus accrued interest, from the Fixed Account to your selected Subaccounts each month in the 6 or 12-month DCA Program.” See marked page 13.

Comment No. 9. The second sentence of the first full paragraph on page 13 states that any allocation of Purchase Payments or transfers of Contract Value to the Fixed Account will terminate the GLWB. Please clarify whether allocations of Purchase Payments or transfers of Contract Value to the Fixed Account will also terminate the GMAB.

Response No. 9: We will not permit any allocation of Purchase Payment or transfer of Contract Value to the Fixed Account. We intend to apply an automatic edit to prevent such an action.

Optional Living Benefits, page 13-15

Comment No. 10: Please add risk disclosure regarding the contingent nature of the optional riders’ guarantees. For example, for the GLWB, that the chance of outliving Contract Value and receiving lifetime payments from the Company, particularly in light of the investment restrictions in the Designated Investment Options, is minimal or for the GMAB, that given the Designated Investment Options, it is unlikely there will be losses sufficient to trigger the guarantee.

Response No.10: We have added the following disclosure:

“If you elect the Income Control GLWB or a GMAB, we limit your investments to the Designated Investment Options. This reduces the risk that your Contract Value will suffer serious investment losses before you need your guaranteed benefit payments. If you elect the Income Control GLWB, guaranteed benefit payments will be taken first from your Contract Value, and when the Contract Value is reduced to zero, we will begin the guaranteed benefit payments from our assets. If you elect a GMAB, we will increase your Contract Value to the GMAB Base on the Term End Date only if the Contract Value is less than the GMAB Base. We may not be required to use our own assets to make the guaranteed benefit payments under the Income Control GLWB or a GMAB.”

See marked page 15.

Comment No. 11. Please clarify whether a Contract Owner who purchases the Income Boost GLWB is limited to the Designated Investment Options and, if so, please disclose whether purchase of any investment option that is not a Designated Investment Option will result in termination of the Income Boost GLWB. If the Income Boost GLWB rider does not limit investment options, please disclose and explain the reason for the distinction.

Response No. 11: We have provided the requested disclosure: “If you elect the the Income Boost GLWB, your investments choices include all the Subaccounts.” See marked page 15.

Comment No. 12. We note that third sentence of the fifth paragraph, conflicts with disclosure on page 13 discussing the Fixed Account Option. Please reconcile.

Response No.12: We have added additional disclosure regarding the termination of the GLWB riders if there is any transfer of Contract Value to the Fixed Account. See marked pages 15-16.

Comment No. 13: Please revise the last sentence of this section as follows: “If you elect a GLWB, you may not elect a GMAB” since there are currently two GLWB options and two GMAB options being offered to Contract Owners.

Response No. 13: We have added the sentence: “If you elect a GLWB, you may not elect a GMAB. ” See marked page 16.

The GMAB, pages 14-15

Comment No. 14: In the first sentence of the first paragraph, please clarify whether a Contract Owner must select either the Armor Ten GMAB or the Armor Seven GMAB when choosing a GMAB.

Response No. 14: We have revised the sentence: “On or before the Issue Date, you may elect either the Armor Ten GMAB or the Armor Seven GMAB at an additional cost.” See marked page 16.

Comment No. 15. Please disclose, as for the GLWB, “If you elect a GMAB, you may not elect a GLWB.”

Response No. 15: We have disclosed the following: “If you elect GMAB, you may not elect a GLWB ..”

See marked page 16.

Comment No. 16: If an investor selects a GMAB and selects an investment option outside of the Designated Investment Options, please disclose whether the Company will terminate the GMAB or if there are other consequences.

Response No. 16: An Owner is administratively unable to select investment options other than the Designated Investment Options. We have added the following: “The GMAB does not permit any transfers from the Designated Investment Options.” See marked page 16.

Designated Investment Options, page 15

Comment No. 17. Please disclose the reason for the investment restrictions if a Contract Owner selects an optional living benefit (e.g., the investment options have been chosen to minimize the risk that the accumulation value will be reduced to zero before the covered person’s death, thereby requiring the Company to make lifetime payments from its general account in the case of a GLWB or to trigger a GMAB).

Response No. 17:    We have inserted the following disclosure:

“We have selected cautious and moderate asset allocation Funds to be the Designated Investment Options. Asset allocation Funds employ investment strategies that are intended to balance investments among equities, bonds and cash equivalents and to reduce the downside exposure of the Funds during market downturns. If you elect the Income Control GLWB or a GMAB, we limit your investments to the Designated Investment Options because limiting downside exposure during market downturns helps us to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under the Income Control GLWB or a GMAB. At the same time, the balanced investment strategy of the Designated Investment Options during an upside market period could limit market gains in your Contract. The investment objective and policies of the Designated Investment Options may conflict with your investment objectives by reducing the potential growth of your Contract Value and, in turn, the value of any guaranteed benefit that is tied to investment performance. You should consult with your financial professional to determine whether you have a need for the Income Control GLWB or a GMAB and whether the Designated Investment Options are appropriate investments for you.” See marked page16-17.

The Income Phase, Annuitization Provisions, page 15

Comment No. 18. In the second sentence, please replace “variable annuity options” with “variable Annuity Payment Options.”

Response No. 18: We have made the change. See marked page17.

Withdrawals, Surrenders, and Withdrawal Charges, page 16

Comment No. 19. Please clarify that withdrawals taken while the Contract Value is greater than zero are withdrawals of the Contract Owner’s own money and that it unlikely that the Company will pay a Contract Owner any benefits under the living riders.

Response No. 19. We have added the sentence: “If you elect a GLWB, any AWAs will be paid from your Contract Value first until your Contract Value is reduced to 0. Thereafter, the Company will pay the AWAs to you from its own assets.” See marked page 17.

Comment No. 20. Please disclose factors that may not make the purchase of the Contract suitable for an investor (e.g., the Contract may not be suitable if the Contract Owner does not intend to take withdrawals prior to annuitization or intends or takes withdrawals that exceed the lifetime payment amount).

Response No. 20:We have added the following sentence: ” You should work with your financial professional to determine if the Contract is an appropriate investment for you in the event that you do not elect any optional benefits, described in the Optional Living Benefits and Optional Death Benefits.” See marked page 18.

Tax Provisions, page 16

Comment No. 21: Please disclose that an investor should not purchase the Contract as a qualified Contract unless the investor is certain that his or her RMD will not exceed the lifetime payment amount, since withdrawals that exceed the lifetime payment amount may significantly reduce the value of a GLWB or even terminate the Contract.

Response No. 21: We have added the following paragraph: “You should consider whether the election of a GLWB in a tax qualified Contract is appropriate for you if you intend to withdraw RMD Amounts on or before the first Contract Anniversary and the Income Start Date. If you make an Early Withdrawal or an Excess Withdrawal, your original investment in your tax-qualified Contract and potential benefit of a GLWB will be less than you had anticipated and may even terminate the Contract.” See marked page 18.

Fees and Expenses, page 17

Comment No. 22: Contract owners are charged an annual asset charge fee that appears above the optional benefit fee table but below the annual contract fee. Please revise so that all periodic charges are presented in a single table and clearly identified (e.g., separate line items for account annual expenses such as mortality and expense risk fees, other account fees and expenses, total separate account charges).

Response No. 22: We have revised the Fee Table. Please see marked page 19.

Please note that the maximum charge for the HAV Death Benefit, the ROP Death Benefit and the GMAB are the same as the current charges. These fees will not change during the life of the Contract, once purchased.

Comment No. 23. In the last sentence before the footnote, there is a reference to December 31 2018. Please update the numbers in the table to 2019.

Response No. 23: We have updated the reference to 2019. See marked page 20.

The Annuity Contract, pages 19-20

Comment No. 24. In the second bullet point on page 20, please change references from “the GMAB” to “a GMAB” since there are two GMAB options being offered to Contract Owners. In addition, please disclose, as applicable, that if a Contract Owner chooses one of the optional living benefit riders, he or she may only invest in a Designated Investment Option.

Response No. 24: We have revised the paragraph as follows: “You may elect one of the optional living benefits: a GLWB or a GMAB. If you elect a GLWB, it provides annual lifetime withdrawal payments under single-coverage or spousal joint-coverage for an additional charge. If you elect a GMAB, it provides a guaranteed minimum accumulation benefit at the end of the Term for an additional charge. You may elect a GLWB or a GMAB only on or before the Issue Date. If you elect the Income Control GLWB or a GMAB, you may only allocate Purchase Payments and Contract Value to the Designated Investment Options.” See marked pages 21-22.

Variable Account Options: The Funds, pages 22-24

Selection of Funds, page 24

Comment No. 25: Please disclose the notice the Company will give to Contract Owners if a Fund is removed or added.

Response No. 25: We have provided the following disclosure: We will give Owners written notice is a Fund is added or removed.” See marked page 27.

Comment No. 26. In the second paragraph, please confirm that Contract Owners selecting the Income Boost GLWB will not be required to invest in Designated Investment Options.

Response No. 26: We have added the following disclosure: “If you elect the Income Boost GLWB, you may allocate Purchase Payments and Contract Value to any Subaccount.” See marked page 27.

Purchase Payments, page 26

Comment No. 27: In the last sentence, you state that the Company reserves the right not to accept any Purchase Payment. Please clarify if this includes those that are in good order.

Response No. 27: We have clarified as follows: “We reserve the right not to accept any Purchase Payment, even if the Application is in Good Order.” See marked page 29.

Designated Investment Options, pages 39-40

Comment No. 28: Please disclose what will happen if a Designated Investment Option liquidates or is acquired in a merger.

Response No. 28: We have added the following disclosure: “In addition, a Designated Investment Option may become unavailable due to the liquidation of its underlying Fund. Upon notice to you and unless you otherwise instruct us, we will re-allocate any Contract Value in the liquidated Fund to the money market Subaccount. To make an additional Purchase Payment or transfer among Designated Investment Options thereafter, you must change your allocation instructions to exclude the close Designated Investment Options.” See marked page 42.

We are not inserting any disclosure about a merger situation since the Designated Investment Option will be merged by operation of law.

Optional Living Benefit: the GLWB, pages 40-55

Comment No. 29. Please clarify the contingent nature of the guarantee provided by the GLWB (i.e., any withdrawals taken while the Contract Value is greater than zero are withdrawals of the Owner’s own money, and the chance of outliving accumulation value and receiving lifetime payments from the Company may be minimal).

Response No. 29: We have added the following disclosure: “If you elect the Income Control GLWB, we limit your investments to the Designated Investment Options because limiting downside exposure during market downturns helps us to reduce the risk of investment losses that may require us to use our own assets to make guaranteed payments under the Income Control GLWB when your Contract Value is reduced to zero.” See marked page 42-44.

Optional Living Benefit: the GMAB, pages 55-61

Comment No. 30: Please confirm if the only difference between the ten-year and seven-year GMAB riders is their term and related Factor. If there are other differences, please explain.

Response No. 30: There is no difference other than the Term and related Factor.

Comment No. 31: Please clarify the contingent nature of the guarantee provided by the GMAB since Contract Owners selecting a GMAB will be required to invest only in Designated Investment Options that have been selected to minimize investment risk.

Response No. 31:

We have added the following disclosure:

“If you elect a GMAB, we limit your investments to the Designated Investment Options. This reduces the risk that your Contract Value will suffer serious investment losses before you are eligible for your guaranteed benefit payment. We will increase your Contract Value to the GMAB Base on the Term End Date only if the Contract Value is less than the GMAB Base. We may not be required to use our own assets to make the guaranteed benefit payment under a GMAB.” See marked page 60.

Exhibits

Comment No 32. Please file any missing exhibits, including the auditors’ consent.

Response No. 32: We will file all missing exhibits, including the auditors’ consent, with Pre-effective Amendment No. 1 to the Registration Statement.

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If you have any questions, I can be reached at 860-463-9723.

Regards,

/s/ Kathleen A. McGah

Kathleen A. McGah

AVP and Senior Counsel

Delaware Life Insurance Company

1601 Trapelo Road, Waltham, MA 02451

Kate.McGah@delawarelife.com

781.790.8780